Exhibit 1.01
CONFLICT MINERALS REPORT
FOR CALENDAR YEAR 2014

Part I: Introduction

This document constitutes Merck & Co., Inc.’s Conflict Minerals Report (the “Report”) for the year ended December 31, 2014. We have prepared this Report and are issuing it in accordance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and in connection with Merck & Co., Inc.’s disclosure filed on the specialized disclosure form (“Form SD”). Any references to “Merck,” “the Company,” “we,” “us,” and “our” refer to Merck & Co., Inc. and its consolidated subsidiaries.

In August 2012, the U.S. Securities and Exchange Commission (“SEC”) issued rules implementing the “conflict minerals” disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “SEC Conflict Minerals Reporting Rule” or the “Rule”). If an SEC registrant manufactures (or contracts to have manufactured) products containing columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TG” or “Conflict Minerals”), and the 3TG is necessary to such products’ functionality or production, the Rule requires that registrant to undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the company knows or has reason to believe that any 3TG originated in the Democratic Republic of Congo or an adjoining country as defined in the Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals. Specifically, registrants must determine whether: (a) any 3TG is necessary to the functionality or production of a product manufactured or contracted to be manufactured originated in the Covered Countries; and (b) the minerals directly or indirectly finance or benefit armed groups in the Covered Countries.

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products, which it markets directly and through its joint ventures. The Company’s operations are principally managed on a products basis and are comprised of three operating segments which are the Pharmaceutical, Animal Health and Alliances segments. The Pharmaceutical segment includes human health pharmaceutical and vaccine products marketed either directly by the Company or through joint ventures. Human health pharmaceutical products consist of therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Vaccine products consist of preventative pediatric, adolescent and adult vaccines, primarily administered at physician offices. The Company also has animal health operations that discover, develop, manufacture and market animal health products, including vaccines. On October 1, 2014, the Company divested its Consumer Care segment that developed, manufactured and marketed over-the-counter, foot care and sun care products. Although the Consumer Care segment has been divested, the Consumer Care products have been included in the scope of this Report (as they were sold by Merck during the reportable period, through October 1, 2014).

Merck has thousands of direct procurement suppliers and an extensive internal and external network of manufacturing sites around the world. Given the size and complexity of Merck’s supply chain, Merck is several tiers removed from smelters or refiners. As a result, Merck must rely on its first-level direct suppliers to provide information on their upstream sourcing; this includes country of origin determinations for Conflict Minerals that may go into the materials or products provided by those suppliers to Merck. In addition, the amount of reliable information available globally on the traceability and sourcing of Conflict Minerals is limited, which presents another challenge to our ability to precisely track any Conflict Minerals back to their source and origin (thereby making us more reliant on the information provided by our suppliers).

Merck continued our scoping assessment activities to determine the presence of any Conflict Minerals that may be necessary to the functionality or production of our products, including those made by contract manufacturers or that Merck manufactures along with a joint venturer. Technical experts from our various business segments reviewed the composition and functionality of these products, materials (including active ingredients and excipients), devices and delivery systems to determine whether: (a) they were within the scope of Rule 13p-1; and/or (b) 3TG was, or could possibly be, necessary to their functionality or production. Merck has determined that none of its Pharmaceutical or Animal Health medicines, vaccines or biologic products contain 3TG. Merck does, however, have reason to believe that 3TG is necessary to the functionality or production of a small number of its delivery systems and ancillary products. As a result, Merck is taking the actions described in Part II and conducting a Reasonable Country of Original Inquiry (“RCOI”).

Part II. Reasonable Country of Origin Inquiry

A.	Merck’s Reasonable Country of Origin Inquiry

Merck used the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template (Version 3.02) (“CMRT”) for its RCOI survey to identify the origin of any Conflict Mineral smelters and/or refiners that may exist upstream in its supply chain. Due to our additional scoping work in 2014, we were able to decrease the overall number of suppliers to which we were required to send Merck’s RCOI survey (down to 106 suppliers versus the approximately 600 suppliers that were in-scope during the previous filing period). Merck’s RCOI survey, which was sent through our third-party service provider, provided each of the 106 suppliers with information regarding the materials or products that Merck purchased from them. This was done in order to focus any supplier upstream assessments that might be required, and in an effort to increase the relevancy of our supplier responses. Prior to the survey being sent, each supplier received an introductory email from Merck. The email provided each supplier with information on the Rule, a link to Merck’s Conflict Minerals Policy, and the reasons why Merck was contacting the supplier. As with the prior year’s surveys, our third-party service provider also provided suppliers with: (a) frequently asked questions concerning Conflict Minerals tracing; and (b) additional resources to facilitate a better understanding of Conflict Minerals and why the RCOI information was being requested. Following the initial survey request, reminder emails were sent by Merck personnel asking suppliers to complete the RCOI. Suppliers who remained non-responsive after these reminders were again contacted directly by Merck and offered additional assistance (including local language support upon request).

Of our 106 in-scope suppliers, 88 have responded to the RCOI survey and 84 of those suppliers stated that Conflict Minerals are not present and not necessary to the production or functionality of the materials or products purchased by Merck. Four of the 106 suppliers have stated that 3TG is used in their products, or is necessary to the functionality or production of the materials or products purchased by Merck. With respect to the 18 suppliers that have not responded, Merck no longer does business with seven of those 18 suppliers; Merck does not anticipate that it will receive a response from these seven suppliers. Based on the RCOI survey responses received, Merck has reason to believe its supply chain may be sourcing 3TG from Covered Countries (and that the 3TG does not come from recycled or scrap sources). As a result, Merck designed and implemented a due diligence process.

B.	Conflict Minerals Policy

Merck established and adopted a Conflict Minerals Policy governing its position and commitment on managing the use of Conflict Minerals in its supply chain. Our Conflict Minerals Policy can be found on our website: http://www.merck.com/about/views-and-positions/conflict_minerals_policy.pdf.

Part III. Due Diligence Process

A.	Design of Due Diligence Framework

Merck’s due diligence framework has been designed to conform to the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and accompanying supplements for tin, tantalum, tungsten and gold. Merck is a member of CFSI (Member Id. No. MERK). Part III(B) of this Report describes the due diligence activities that were performed.

B.	Due Diligence Performed

1.	Establish Strong Company Management Systems

Merck established a Conflict Minerals Policy, which is publicly posted on its web page, and shared that Policy with suppliers that received its RCOI. Merck established a cross-functional team consisting of Supplier Management, Technical Experts and Compliance that supervised and managed the due diligence process, received agreement from Procurement leadership to integrate Conflict Mineral risk assessments into its sourcing decisions, and established a training program for the cross-functional team. In addition, as with the prior year’s surveys, our third-party service provider provided suppliers with: (a) frequently asked questions concerning Conflict Minerals tracing; and (b) additional resources to facilitate a better understanding of Conflict Minerals and why the RCOI information was being requested. The cross-functional team met monthly to: (a) discuss how to improve the Conflict Minerals program; (b) review the status of the 2014 RCOI survey responses and due diligence outcomes; and (c) discuss what additional actions, if any, Merck could take to mitigate any risk. Merck used the CMRT for its RCOI survey to identify the origin of any Conflict Mineral smelters and/or refiners.

Merck employees are provided with information on how to report concerns (including reporting them confidentially and anonymously through the Merck hotline). Suppliers may report concerns to Merck as well, and are provided with information on how to do so in our Business Partner Code of Conduct.

2.	Identify and Assess Risks in the Supply Chain

Merck, working with its third-party service provider, developed a red-flag evaluation process focusing on the smelter/refiner information it received from suppliers. Merck verified whether supplier-identified smelters/refiners were metal processors: (a) through internet searches and other research activities (e.g., reviewing government databases and industry and trade organization lists); and (b) by using the standard smelter list provided by CFSI. Once an identified smelter/refiner was validated as a metal processor, Merck and its third-party service provider evaluated whether that smelter/refiner was certified as conflict-free using the Conflict-Free Smelter Program developed by CFSI.

3.	Design and Implement a Strategy to Respond to Identified Risks

The status of Merck’s Conflict Mineral management program was provided to Procurement leadership and to the executive officer of the Company with responsibility for Merck’s supply chain. For any supplier that is confirmed as using Conflict Minerals, our procedure requires that Merck will:

•	Request (or have its first-level supplier request) that the supplier move to already certified conflict-free smelters or encourage existing smelters to seek certification by CFSI.

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If the supplier refuses, or the smelters fail to obtain certification as conflict-free, an escalation to Procurement leadership and Merck’s Compliance Office is required and an alternate supplier that uses conflict-free sources must be considered (if one is available). Merck will consider the importance of the product to its customers and patients and the regulatory approval process required prior to changing suppliers when deciding whether it can immediately – or in short order – move to an alternate supplier.

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If alternate suppliers are not immediately available, or a move away from the supplier is not feasible, a risk mitigation plan must be developed, and the mitigation plan must be approved by Procurement leadership and Compliance.

•	All mitigation plans must, at a minimum, require that Merck, over time, find an alternate supplier that does not use Conflict Minerals or one that uses certified conflict-free smelters or sources.

•	Mitigation plans and the activities taken thereunder will be reviewed to ensure that they are on track.

4.	Carry Out Independent Third-Party Audits

Merck has joined CFSI and is relying on CFSI, London Bullion Market Association and the Responsible Jewellery Council to perform the audits. When suppliers provided Merck with the names of smelters/refiners,

Merck and its third-party service provider evaluated whether that smelter/refiner was certified as conflict-free using the Conflict-Free Smelter Program developed by CFSI.

5.	Report Annually on Supply Chain Due Diligence

Merck filed this Conflict Minerals Report with the SEC, and it can be found on Merck’s website at http://www.merck.com/about/how-we-operate/conflict_minerals_report.pdf.

Part IV: Other Required Disclosures

Merck cannot at this time draw any definitive conclusions as to the origin, smelter, mine location or status of any Conflict Minerals that may be necessary to its products’ functionality or production although, as noted above, we have reason to believe Merck’s supply chain may be sourcing Conflict Minerals from one or more of the Covered Countries. Out of the 106 suppliers that received the RCOI, four have stated that 3TG is used in its products, or is necessary to the functionality or production of the materials or products purchased by Merck.

•	Two of the four suppliers provided no smelter, refiner or country of origin information. Merck sent follow-up requests asking these suppliers to provide the information.

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One of the four suppliers was able to provide the name of a smelter, but was not able to provide the country of origin for the ore the smelter was processing. Merck conducted due diligence on the smelter and has reason to believe it may be sourcing from one of the Covered Countries. Merck confirmed that the smelter is currently listed on the CFSI website as “Active”, which indicates the smelter is in the process of obtaining an audit.

•	One of the four suppliers provided a smelter/refiner list for its entire product portfolio and not solely for the products it supplied to Merck.

In addition to the activities described in Part III, Merck is taking the following steps to mitigate risk:

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For potential new Suppliers, Merck launched a management program that is integrated with its sourcing process and begins during the supplier selection phase; the composition of each new material or product to be purchased by Merck from a supplier is evaluated by Merck’s cross-functional team of Supplier Management, Technical Experts and Compliance.

•	Merck has drafted new contract language in line with its Conflict Minerals Policy (which will be incorporated into relevant contract templates for direct material suppliers).

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Merck incorporated questions around Conflict Mineral use into its Supplier Self-Assessment Questionnaire for Ethics and Compliance (which is being sent to all of Merck’s potential new direct material suppliers as of May 1, 2015).

•	Merck has developed a Conflict Mineral training program, which will be sent to all members of its direct procurement organization in the coming months.

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Although products under development are outside of the Rule’s scope, Merck designed a risk-based approach to evaluate products under development. The purpose of this evaluation is to raise awareness of the Rule in Merck’s Research area (which may give Merck the opportunity to design-out or avoid any 3TG that is not conflict-free in the early stages of planning).